Exhibit 99.3

Financial Results for the Six Months Ended June 30, 2025

On August 6, 2025, we announced our financial results for the second quarter ended June 30, 2025, and on September 8, 2025, we furnished our unaudited condensed consolidated financial statements as of and for the six months ended June 30, 2025 and 2024. You should read the following in conjunction with the unaudited condensed consolidated financial statements as of and for the six months ended June 30, 2025 and 2024 and related notes in our Current Report on Form 6-K furnished to the Securities and Exchange Commission (the “SEC”) on September 8, 2025, our audited consolidated financial statements and other financial information as of and for the year ended December 31, 2024, appearing in our Annual Report on Form 20-F for the year ended December 31, 2024 (the “Annual Report”) and Item 5—“Operating and Financial Review and Prospects” of the Annual Report. The following may contain forward-looking statements based upon current expectations that involve risks and uncertainties. Our actual results may differ materially from those anticipated in these forward-looking statements as a result of various factors, including the information provided under the caption “Risk Factors” in our Annual Report and other factors discussed in our subsequent public filings with the SEC. Our financial statements have been prepared in accordance with U.S. generally accepted accounting principles (“GAAP”). Results for the six months ended June 30, 2025 and 2024 are not necessarily indicative of results that may be expected for the year ending December 31, 2025.

•Total Revenues grew to $963.6 million for the first six months of 2025, up 12.6% from $855.5 million in the first six months of 2024, primarily driven by our premium packages along with strong adoption of business applications.
•Creative Subscriptions revenue grew to $683.1 million for the first six months of 2025, up 10.8% from $616.4 million in the first six months of 2024, primarily driven by strong performance of our core web creation subscription offering.
•Creative Subscriptions Annualized Recurring Revenue (“ARR”) grew to $1.41 billion as of June 30, 2025, up 10.2% from $1.28 billion as of June 30, 2024.
•Business Solutions revenue grew to $280.4 million for the first six months of 2025, up 17.3% from $239.1 million in the first six months of 2024, primarily driven by Google Workspace, transaction revenue growth and our marketing offering.
•Transaction revenue grew to $122.4 million for the first six months of 2025, up 18.4% from $103.4 million in the first six months of 2024, primarily driven by take rate as Wix Payments adoption among new merchants improved as well as GPV growth.
•Partners revenue grew to $354.9 million for the first six months of 2025, up 23.7% from $286.8 million in the first six months of 2024, primarily driven by key products, such as website subscriptions, domains and Google Workspace subscriptions, trending positively, increasing Partners accounts with multiple Studio subscriptions and growing revenue from our B2B partnerships.
•Total Bookings grew to $1,020.8 million for the first six months of 2025, up 11.5% from $915.7 million in the first six months of 2024 with particular strength in the Creative Subscriptions business.
•Creative Subscriptions bookings grew to $734.3 million for the first six months of 2025, up 10.7% from $663.6 million in the first six months of 2024, primarily driven by increasingly better performing new cohorts joining the platform, as well as an increase in bookings from annual and multi-year subscription packages sold.
•Business Solutions bookings grew to $286.5 million for the first six months of 2025, up 13.7% from $252.1 million in the first six months of 2024, primarily driven by transaction revenue and Google Workspace.
•Total gross margin on a GAAP basis in the first six months of 2025 was 68%, an increase from 67% in the first six months of 2024, primarily driven by our realized productivity benefits from artificial intelligence (“AI”) technologies implemented across our Customer Care organization.
•Creative Subscriptions gross margin on a GAAP basis in the first six months of 2025 was 84%, an increase from 83% in the first six months of 2024, primarily driven by the price increases implemented over 2024.
•Business Solutions gross margin on a GAAP basis in the first six months of 2025 was 30%, an increase from 28% in the first six months of 2024, primarily driven by benefits from outperformance of high-margin business applications as well as increased payments gross margin due to continued scale.
•Total non-GAAP gross margin in the first six months of 2025 was 69%, an increase from 68% in the first six months of 2024.
•Creative Subscriptions gross margin on a non-GAAP basis in the first six months of 2025 was 85%, an increase from 83% in the first six months of 2024.
•Business Solutions gross margin on a non-GAAP basis in the first six months of 2025 was 32%, an increase from 30% in the first six months of 2024.
•GAAP net income in the first six months of 2025 was $91.5 million, up 44% from $63.5 million in the first six months of 2024, primarily driven by an approximately $63 million tax benefit from a deferred tax asset, as well as efficiency in our operating expenses, partially offset by financial expenses from hedging activity.
•Non-GAAP net income in the first six months of 2025 was $230.1 million, up 30% from $176.9 million in the first six months of 2024.
•Gross payment volume for the first six months of 2025 was $6.9 billion, up 9.1% year over year.

Key Product and Business Updates
•Recently acquired Base44, an AI-powered platform that enables users to create fully-functional, custom software solutions and applications using natural language, without the need for traditional coding.
•Recently acquired Hour One, a pioneer in generative AI media.
•Launched the AI Visibility Overview, a new solution to position brands for discoverability in the emerging era of large language models.
•Announced Wix Checking and Wix Capital, a financial suite designed to help Wix merchants access their funds, take control of cash flow, and support business growth online and offline.
•Expanded our partnership with PayPal to bring additional online payment options to merchants through Wix Payments, which is expected to increase Wix Payments adoption in the long term.
•Announced our partnership with Alibaba that will enable Wix merchants to expand their global wholesale capabilities through Alibaba.com while providing Alibaba.com merchants with the opportunity to establish direct-to-consumer (D2C) and B2B storefronts powered by our infrastructure.
•Announced a strategic partnership with Monotype, a global leader in type design and technology, extending Wix’s font library.

Liquidity and Capital Resources
We have financed our operations primarily through positive cash flows from our operating activity. Our primary uses of our cash are for ongoing operating expenses, refinancing our existing debt, development of new solutions and services and acquisitions or other investments.

As of June 30, 2025, cash and cash equivalents were $693.0 million. We also had $11.1 million in restricted cash related to our hedging activity, $111.9 million in short-term deposits with a maturity date of less than one year, $0.9 million as restricted deposits that consisted of restricted bank deposits for our leases and also deposits to secure our online merchant activity with one of our billing processors, and $315.3 million in short- and long-term investments in marketable securities.

Our net cash provided by operating activities for the first six months of 2025 was $295.8 million, while capital expenditures totaled $5.7 million, leading to free cash flow of $290.1 million, compared to $233.9 million, $15.3 million and $218.5 million, respectively, in the first six months of 2024.

We believe our existing cash and cash equivalents, short-term deposits and marketable securities, and cash from operations will be sufficient to fund our operations and meet our requirements for at least the next 12 months and for the foreseeable future. Our future capital and working capital requirements will depend on many factors, including our rate of revenue growth and the timing and extent of our spending on selling and marketing activities and research and development efforts.

Non-GAAP Financial Measures and Key Operating Metrics

To supplement its consolidated financial statements, which are prepared and presented in accordance with U.S. GAAP, Wix uses the following non-GAAP financial measures: bookings, non-GAAP gross margin, non-GAAP net income (loss), free cash flow(collectively the "Non-GAAP financial measures"). Bookings is a non-GAAP financial measure calculated by adding the change in deferred revenues and the change in unbilled contractual obligations for a particular period to revenues for the same period. Bookings include cash receipts for premium subscriptions purchased by users as well as cash we collect from business solutions, as well as payments due to us under the terms of contractual agreements for which we may have not yet received payment. Cash receipts for premium subscriptions are deferred and recognized as revenues over the terms of the subscriptions. Cash receipts for payments and the majority of the additional products and services (other than Google Workspace) are recognized as revenues upon receipt. Committed payments are recognized as revenue as we fulfill our obligation under the terms of the contractual agreement. Bookings and Creative Subscriptions Bookings are also presented on a further non-GAAP basis by excluding, in each case, bookings associated with long term B2B partnership agreements. Non-GAAP gross margin represents gross profit calculated in accordance with GAAP as adjusted for the impact of share-based compensation expense, acquisition-related expenses and amortization, divided by revenue. Non-GAAP net income (loss) represents net loss calculated in accordance with GAAP as adjusted for the impact of share-based compensation expense, amortization, sales tax expense accrual and other G&A expenses (income), amortization of debt discount and debt issuance costs and acquisition-related expenses and non-operating foreign exchange expenses (income). Free cash flow represents net cash provided by (used in) operating activities less capital expenditures.

The presentation of this financial information is not intended to be considered in isolation or as a substitute for, or superior to, the financial information prepared and presented in accordance with GAAP. The Company uses these non-GAAP financial measures for financial and operational decision making and as a means to evaluate period-to-period comparisons. The Company believes that these measures provide useful information about operating results, enhance the overall understanding of past financial performance and future prospects, and allow for greater transparency with respect to key metrics used by management in its financial and operational decision making.

For more information on the non-GAAP financial measures, please see the reconciliation tables provided below. The accompanying tables have more details on the GAAP financial measures that are most directly comparable to non-GAAP financial measures and the related reconciliations between these financial measures.

Wix also uses Creative Subscriptions Annualized Recurring Revenue (ARR) as a key operating metric. Creative Subscriptions ARR is calculated as Creative Subscriptions Monthly Recurring Revenue (MRR) multiplied by 12. Creative Subscriptions MRR is calculated as the total of (i) the total monthly revenue of all Creative Subscriptions in effect on the last day of the period, other than domain registrations; (ii) the average revenue per month from domain registrations multiplied by all registered domains in effect on the last day of the period; and (iii) monthly revenue from other partnership agreements including enterprise partners.

Wix also uses Gross payment volume (“GPV”) as a key operating metric. GPV includes the total value, in US dollars, of transactions facilitated by our platform.

Transaction revenue is a portion of Business Solutions revenue, and we define transaction revenue as all revenue generated through transaction facilitation, primarily from Wix Payments, as well as Wix POS, shipping solutions and multi-channel commerce and gift card solutions.

Partners revenue is defined as revenue generated through agencies and freelancers that build sites or applications for other users (“Agencies”) as well as revenue generated through B2B partnerships, such as LegalZoom or Vistaprint. We identify Agencies using multiple criteria, including but not limited to, the number of sites built, participation in the Wix Partner Program and/or the Wix Marketplace or Wix products used (including Wix Studio). Partners revenue includes revenue from both the Creative Subscriptions and Business Solutions businesses.

Forward-Looking Statements

This document contains forward-looking statements, within the meaning of the safe harbor provisions of the Private Securities Litigation Reform Act of 1995 that involve risks and uncertainties. Such forward-looking statements may include projections regarding our future performance, including, but not limited to revenue, bookings and free cash flow, and may be identified by words like “anticipate,” “assume,” “believe,” “aim,” “forecast,” “indication,” “continue,” “could,” “estimate,” “expect,” “intend,” “may,” “plan,” “potential,” “predict,” “subject,” “project,” “outlook,” “future,” “will,” “seek” and similar terms or phrases. The forward-looking statements contained in this document, are based on management’s current expectations, which are subject to uncertainty, risks and changes in circumstances that are difficult to predict and many of which are outside of our control. Important factors that could cause our actual results to differ materially from those indicated in the forward-looking statements include, among others, our ability to attract and retain registered users and partners, and generate new premium subscriptions and additional business solutions as we continuously adjust our marketing strategy and customer care; maintenance of our brand and reputation, and generation of revenue from sources other than premium subscriptions; risks associated with international operations and the use of platform in various countries; risks related to the macroeconomic environment and ongoing global conflicts; security risks and payment risks and fluctuations in foreign currency exchange rates; failures of third-party hardware, software and infrastructure on which we rely, or failure to manage the operation of our infrastructure; adverse market conditions, including inflation, interest rates and other adverse developments that may adversely affect our cash balances and investment portfolio; our history of operating losses and inability to achieve sustained profitability; downturns or upturns in sales are not immediately reflected in full in our operating results; our ability to repurchase our ordinary shares pursuant to our repurchase program; our ability to raise capital when needed or on acceptable terms; risks related to acquisitions and investments, pricing decisions, pandemics, natural disasters and other catastrophic events; our ability to develop and introduce new products and services, as well as maintain third-party products and are ability to keep up with rapid changes in design and technology; our ability to attract and retain qualified employees and key personnel; our ability to attract a diversified customer base and increased competition; our ability to maintain compatibility of our platform and solutions with changes in third-party applications and changes to technologies used in our solutions; our ability to acquire and service small business users; risks related to security breaches and unauthorized access to data, cyberattacks; our expectation regarding the uncertain future relationship between the United States and other countries with respect to trade policies, taxes, government regulations, and tariffs; our ability to comply with the regulations applicable to our operations, including new governmental regulations regarding the internet, consumer protection, AI, privacy and data protection laws and regulations, as well as contractual privacy and data protection obligations; risks relating to intellectual property, including infringements, litigation and claims, and our ability to maintain and protect our intellectual property rights and proprietary information; our expectations regarding the outcome of any regulatory investigation or litigation, including class actions; risks related to the development and integration of AI, generative AI, agentic AI, machine learning, and similar tools into our offerings, and comply with the regulatory environment impacting AI and AI-related activities; risks related to activities of registered users or content of their websites, and risks related to domain names and industry regulations; risks related to compliance with laws and regulations, including those related to economic sanctions, tariffs, export controls, anti-corruption and anti-money laundering, anti-trust, and consumer protection, and changes in these laws and regulations; risks related to tax, including application of indirect taxes, tax laws, changes in tax laws or changes in provision for income tax and examination of income tax returns; risks related to ordinary shares, activist shareholders, and our status as a foreign private issuer; risks related to our incorporation and location in Israel, including conflicts in the area; our expectations regarding future changes in our cost of revenues and our operating expenses on an absolute basis and as a percentage of our revenues; our planned level of capital expenditures and our belief that our existing cash and cash from operations will be sufficient to fund our operations for at least the next 12 months and for the foreseeable future; and our ability to enter into new markets and attracting new customer demographics, including our ability to successfully attract new partners and large enterprise-level users and to grow our activities, including through the adoption of our Wix Studio product, with these customer types as anticipated and other factors discussed under the heading “Risk Factors” in the Company’s annual report on Form 20-F for the year ended December 31, 2024 filed with the Securities and Exchange Commission on March 21, 2025. The preceding list is not intended to be an exhaustive list of all of our forward-looking statements. Any forward-looking statement made by us in this document speaks only as of the date hereof. Factors or events that could cause our actual results to differ may emerge from time to time, and it is not possible for us to predict all of them. We undertake no obligation to publicly update any forward-looking statements, whether as a result of new information, future developments or otherwise.

Wix.com Ltd.
RECONCILIATION OF REVENUES TO BOOKINGS
(In thousands)

	Six Months Ended
	June 30,
	2025	2024
	(unaudited)
Revenues	$963,581	$855,522
Change in deferred revenues	70,594	66,745
Change in unbilled contractual obligations	(13,346)	(6,587)
Bookings	$1,020,829	$915,680

Y/Y growth	11.5%

	Six Months Ended
	June 30,
	2025	2024
	(unaudited)
Creative Subscriptions Revenues	$683,132	$616,418
Change in deferred revenues	64,554	53,773
Change in unbilled contractual obligations	(13,346)	(6,587)
Creative Subscriptions Bookings	$734,340	$663,604

Y/Y growth	10.7%

	Six Months Ended
	June 30,
	2025	2024
	(unaudited)
Business Solutions Revenues	$280,449	$239,104
Change in deferred revenues	6,040	12,972
Business Solutions Bookings	$286,489	$252,076

Y/Y growth	13.7%

Wix.com Ltd.
RECONCILIATION OF GAAP TO NON-GAAP GROSS PROFIT
(In thousands)

	Six Months Ended
	June 30,
	2025	2024
	(unaudited)
Gross Profit	$658,449	$576,551
Share based compensation expenses	6,792	7,106
Acquisition related expenses	163	—
Amortization	1,335	1,335
Non GAAP Gross Profit	$666,739	$584,992

Non GAAP Gross margin	69%	68%

	Six Months Ended
	June 30,
	2025	2024
	(unaudited)
Gross Profit - Creative Subscriptions	$572,934	$508,576
Share based compensation expenses	4,809	5,188
Acquisition related expenses	163	—
Non GAAP Gross Profit - Creative Subscriptions	$577,906	$513,764

Non GAAP Gross margin - Creative Subscriptions	85%	83%

	Six Months Ended
	June 30,
	2025	2024
	(unaudited)
Gross Profit - Business Solutions	$85,515	$67,975
Share based compensation expenses	1,983	1,918
Amortization	1,335	1,335
Non GAAP Gross Profit - Business Solutions	$88,833	$71,228

Non GAAP Gross margin - Business Solutions	32%	30%

Wix.com Ltd.
RECONCILIATION OF NET INCOME TO NON-GAAP NET INCOME
(In thousands)

	Six Months Ended
	June 30,
	2025	2024
	(unaudited)
Net income	$91,469	$63,520
Share based compensation expenses and other Non GAAP adjustments:
(1) Share based compensation expenses:
Cost of revenues	6,792	7,106
Research and development	63,589	61,884
Selling and marketing	18,223	19,689
General and administrative	31,096	29,349
Total share based compensation expenses	119,700	118,028
(2) Amortization	2,731	2,948
(3) Acquisition related expenses	6,087	6
(4) Amortization of debt discount and debt issuance costs	1,589	1,581
(5) Sales tax accrual and other G&A expenses	(239)	358
(6) Unrealized loss (gain) on equity and other investments	(42)	(2,536)
(7) Non-operating foreign exchange income	8,823	(7,584)
(8) Provision for income tax effects related to non-GAAP adjustments	—	583
Total adjustments of GAAP to Non GAAP	138,649	113,384

Non-GAAP net income	$230,118	$176,904

Wix.com Ltd.
RECONCILIATION OF NET CASH PROVIDED BY OPERATING ACTIVITIES TO FREE CASH FLOW
(In thousands)

	Six Months Ended
	June 30,
	2025	2024
	(unaudited)
Net cash provided by operating activities	$295,826	$233,865
Capital expenditures, net	(5,720)	(15,320)
Free Cash Flow	$290,106	$218,545

Capex related to HQ build out	—	10,325
Free Cash Flow excluding HQ build out	$290,106	$228,870